Exhibit 8

Subsidiaries of Vuance Ltd. as of June 20, 2008

Name of Subsidiary	Jurisdiction of Organization	Percent Owned

Vuance Inc.(Formerly SuperCom, Inc.)	United States	100%
SuperCom Asia Pacific Ltd.	Hong Kong	100%
SuperCom Slovakia A.S.	Slovakia	66%
VUANCE - RFID Inc.	United States	100%*
S.B.C. Aviation Ltd.	Israel	100%

* VUANCE - RFID Inc. has an Israeli wholly-owned subsidiary, Vuance RFID Ltd. (100%).